RESULTS OF SHAREHOLDER VOTES
The Annual Meeting of Shareholders of the Fund was held on August 17, 2006. Holders of the Fund's common shares of beneficial interest voted on the election of Trustees.

Voting results for the election of Trustees are set forth below:

                           # of Shares In Favor      # of Shares Withheld

Philip E. Blake               17,143,362                  350,288
Nicholas Dalmaso              17,135,784                  357,866
James R. Imhoff, Jr.          17,146,259                  347,391

The terms of the following Trustees of the Fund did not expire in 2006: Randall
C. Barnes, Frank Burgess, Ronald A. Nyberg, Ronald E. Toupin, Jr. and Lorence Wheeler.